April 2, 2025

Evangelos Perros
Chief Financial Officer
Pagaya Technologies Ltd.
90 Park Ave, 20th Floor
New York, NY 10016

       Re: Pagaya Technologies Ltd.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed March 8, 2024
           File No. 001-41430
Dear Evangelos Perros:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation